

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
March 22, 2006 at 10.00 am

COURT RULING SEEKED FOR SALOMON S.A. SOCIAL PLAN NEGOTIATIONS

The Works Council of Salomon has requested the court to suspend the social plan negotiations concerning the reorganization of the company. The complaint concerns the company's alleged non-honouring of the previous social plan commitments.

The hearing of the case is set to begin on April 10, 2006 with a ruling in an accelerated summary proceeding.

Salomon aims to negotiate a solution before the hearing.

FOR ADDITIONAL INFORMATION, CONTACT:
Mr Heikki Koponen, Director, Legal Affairs
Tel. +358 40 844 3448, e-mail: heikki.koponen@amersports.com

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.